UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

      001-09309

SEC File Number

925297103

CUSIP Number

NOTIFICATION OF LATE FILING

(Check One)   ☐  Form 10-K   ☐  Form 20-F   ☒  Form 11-K   ☐  Form 10-Q   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates: relates to entire filing

PART I - REGISTRANT INFORMATION

Versar, Inc.

Full Name of Registrant

Former Name if Applicable

6850 Versar Center

Address of Principal Executive Office (street and number)

Springfield, Virginia 22151

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form
☒		10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Versar recently determined that a Form 11-K should be filed for its employee 401(K) Plan as a result of the use of certain shares of Versar common stock to satisfy employer contributions. A Form S-8 was filed for the plan in 2013. Initially, it was believed that a Form 11-K would not be required because employees do not have the right to choose to invest their contributions in Versar stock. After concluding that a Form 11-K would be required, Versar proceeded to prepare the financial statements and other materials necessary for the Form 11-K filing. However, because this is the first Form 11-K for the plan it is taking additional time and effort to properly prepare the required financial information.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James S. Villa	(703) 642-6839
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Versar, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2014	By:	/s/ Anthony Otten
	Name:	Anthony Otten
	Title:	CEO